To all employees with outstanding options to purchase shares of Chordiant common stock.

We are extending our offer to exchange outstanding options held by employees, which commenced on August 23, 2002 and was scheduled to expire at 12:00 Midnight, Eastern time on Friday, October 4, 2002. The exchange offer will now expire at 12:00 Midnight, Eastern time on Wednesday, October 9, 2002. Prior to October 4, 2002, options to purchase approximately 3,660,217 shares of our common stock (representing options to purchase approximately 31.2% of the total amount of our common stock subject to outstanding options that are eligible for exchange) were validly tendered and have not been withdrawn.

In the exchange offer, we are offering each option holder who is a current employee of us or one of our subsidiaries, the opportunity to exchange all outstanding options to purchase shares of our common stock granted under 1999 Equity Incentive Plan, the 2000 Nonstatutory Equity Incentive Plan, the Prime Response 1998 Stock Option/Stock Issuance Plan and the White Spider Software 2000 Stock Incentive Plan that have an exercise price of $3.00 per share or more for, at each employee's election, either, (i) shares of our common stock that will, until vested, be non-transferable and subject to forfeiture, and/or (ii) replacement options issuable on the date six (6) months and one (1) day following the expiration of the exchange offer.

In addition to extending the expiration date of the exchange offer, we have amended the exchange offer to provide the Chief Executive Officer and Chief Financial Officer of the Company with a separate Restricted Stock Agreement, which is identical to the Restricted Stock Agreement provided to all other employees of the Company with eligible options, other than the vesting schedule by which any restricted stock issued to the Chief Executive Officer or Chief Financial Officer of the Company will vest. Pursuant to the terms of the CEO and CFO Restricted Stock Agreement, any shares of restricted stock issued the Chief Executive Officer or Chief Financial Officer will vest, and the restrictions on such stock will be lifted, based on whether the Company reaches certain performance goals related to the Company's pro forma earnings per share targets. These targets are set forth in the CEO and CFO Restricted Stock Agreement, the form of which is attached to this email for your reference.

Additional information and where to find it.

You are advised to read our tender offer statement on Schedule TO with respect to the exchange offer, and any amendments or supplements thereto. This document contains important information about the exchange offer. You are urged to read this document carefully and may obtain free copies of this document through the website maintained by the SEC at http://www.sec.gov/cgi-bin/browse-edgar?company=chordiant&CIK=&State=&SIC=&action=getcompany. In addition to the Schedule TO, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549 or at the SEC's other public reference room in Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on the public reference room.